UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, April 22, 2025

Notice: CPSA-GG-N-0117/25-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Management of Issuing Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

To 3 MERCADOS S.A.

Paraguay 777

Rosario

Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform an error was detected in the transcription of the second item on the Agenda to be considered by the Special Shareholders’ Meeting to be held on May 22, 2025 at 2 p.m. on first call (hereinafter, the “Meeting”), which item states the Meeting will consider the amendment of “section 3 of the Bylaws” regarding the corporate purpose, when it should have said it will consider “section 4 of the Bylaws”.

Consequently, the Company’s Board of Directors decided today to rectify the second item on the Agenda to be considered at the Meeting, which shall be read as follows: "Amendment to Section 4 of the Bylaws regarding the corporate purpose”.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

For this reason, the Meeting’s Agenda is completely transcribed:

1.	Appointment of two shareholders to sign the minutes.
2.	Amendment to Section 4 of the Bylaws regarding the corporate purpose.
3.	Considering the following documents on the merger by absorption with CP Renovables S.A. (“CPR”) whereas the Company is the absorbing company (the “Merger”), all in compliance with the provisions of Section 82 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Individual Merger Financial Statements of CEPU; and (b) the Consolidated Merger Balance Sheet of the Company with CPR, both closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment; and (iii) the Merger Prospectus and other related documents.
4.	Authorization to enter into the Final Merger Agreement in the name and on behalf of the Company.
5.	Considering the following documents on the split-off of the Company’s gas business and its merger with ECOGAS INVERSIONES S.A. (“ECOGAS”) whereas the latter is the absorbing company (the “Split-off-Merger”), all in compliance with the provisions of Sections 83, 88 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Individual Financial Statements of CEPU; (b) the Special Split-off Balance Sheet of CEPU; and (c) the Consolidated Special Split-off-Merger Balance Sheet of the Company with ECOGAS, all closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment; and (iii) the Merger Prospectus and other related documents. Considering the swap ratio of shares.
6.	Authorization to enter into the Final Split-off-Merger Agreement in the name and on behalf of the Company.
7.	Granting of authorizations.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 23, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact